Furniture Brands International 1 North Brentwood Blvd. St. Louis, Missouri 63105 314.863.1100 Tel 314.863.5306 Fax
August 13, 2010
VIA FACSIMILE AND EDGAR
Mr. John Cash
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Furniture Brands International, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 2, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File #1-91
Dear Mr. Cash:
This letter sets forth the responses of Furniture Brands International, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 3, 2010, with respect to the above referenced Form 10-K and Form 10-Q. We have duplicated below the comments set forth in the comment letter in italics and have provided the Company’s responses following the Staff’s comments.
Form 10-K for the fiscal year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 21
1.	We note your references to various items such as sales volume, price discounts, product write-downs, compensation and incentive costs, bad debt expenses, advertising expenses, and professional fees that impacted your results. Please revise future filings to quantify the impact of these factors where practicable.

In future filings, the Company will quantify the impact of the significant factors described within results of operations, where practicable.

Mr. John Cash
U.S. Securities and Exchange Commission
August 13, 2010

Critical Accounting Policies, page 28
Intangible Assets, page 29
2.	We note your disclosure that the decrease in the fair value of your trade names was primarily caused by an increase in the discount rate applied to the assumed cash flows. With a view towards future disclosure, please tell us the discount rates you used each period and provide us a specific and comprehensive discussion regarding how you determined the discount rates. Also, please tell us how you determined the impact of a one percent increase in the assumed discount rate. Based on your current disclosures, it appears to us that the additional impairment you recorded in 2009 may be due to factors other than a change in the discount rate.

Our trade names are tested for impairment annually in the fourth quarter and whenever events or circumstances indicate the asset may be impaired. In the fourth quarter of 2009 and the fourth quarter of 2008, we tested our trade names for impairment by comparing the carrying value of each trade name to its fair value to determine the amount of impairment. The fair value was calculated using a discount rate of 17.0% in the fourth quarter of 2009 and 13.5% in the fourth quarter of 2008 and we recorded impairment charges of $39.1 million and $35.3 million in the fourth quarter of 2009 and 2008, respectively. The impairment charge recorded in the fourth quarter of 2009 was primarily caused by the increase in discount rate and would have been only $10.5 million had the increase in discount rate not occured. In future filings, we will disclose the discount rate used in our trade name impairment analysis to the extent it remains a significant factor leading to impairment charges.

The discount rate is a calculated weighted average cost of capital determined by observing typical required rates of return and proportions of interest bearing debt, preferred equity, and common equity of publicly traded companies engaged in lines of business similar to our company. We followed a consistent methodology in determining the discount rate in the fourth quarter of 2009 as compared to the fourth quarter of 2008 and will continue to disclose this methodology in future filings.

We determined the impact of a one percent increase in assumed discount rate by applying a discount rate of 17.17% (1.01 x 17.0%) to the assumed cash flows to determine an adjusted fair value. We then subtracted the actual fair value from the adjusted fair value to calculate the impact of a one percent increase in the assumed discount rate. Using a discount rate of 17.17% as opposed to 17.0% (the one percent increase disclosed) would have resulted in an additional impairment charge of $1.0 million in the fourth quarter of 2009. In future filings, when presenting such sensitivity analysis, we will present the percentage change in terms of basis points. In this case, for example, a one percent increase would be disclosed as a 17 basis point increase.

Mr. John Cash
U.S. Securities and Exchange Commission
August 13, 2010

Retirement Plans, page 30
3.	With a view towards future disclosure, please address the following:
•	We note that you decreased your discount rate. Please tell us what underlying factors led you to change your discount rate and if and how that change impacted your benefit estimates.

•	We note that your expected return on plan assets continues to be 7.5%. Please provide us a specific and comprehensive discussion regarding how you determined this rate and if and how you have considered the current economic environment, your actual return rate in recent periods, and changes in plan asset categories in determining your expected return on plan assets.
The decrease in discount rate was attributable to a decrease in yields on high quality corporate bonds with cash flows matching the timing and amount of our expected future benefit payments. The discount rates used at our December 31, 2009 and 2008 measurement dates were 6.00% and 6.25%, respectively. Had we used a 6.25% discount rate at our December 31, 2009 measurement date, the benefit obligation would have decreased by $13.3 million. In future filings, we will describe the factors, if any, that lead to a change in discount rate and the impact of changes in discount rate on the benefit obligation.

The expected return on plan assets represents our long-term expectation of asset returns over the life of the portfolio. The expected return is a weighted average based on historical and future expected returns for each asset class, as well as the asset class allocation of the portfolio which did not change significantly in 2009. Each year, we consider actual returns on assets in recent periods and the current economic environment and determine whether there has been a fundamental change in the market likely to significantly impact future returns. For 2009, the recent actual returns on plan assets and the economic environment did not significantly impact our long-term expectation of asset returns. In future filings, we will provide similar additional disclosure of these considerations.
Item 9A. Controls and Procedures, page 63
(a) Management’s Report on Internal Control over Financial Reporting, page 63
4.	We note that the conclusion in management’s report is given in terms of “disclosure controls and procedures” rather than with respect to internal controls over financial reporting. Please provide us with management’s conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K. Please prepare future reports accordingly.

Based on the Company’s evaluation, as of December 31, 2009, our management concluded that, as of such date, the Company’s internal control over financial reporting was effective.

Mr. John Cash
U.S. Securities and Exchange Commission
August 13, 2010

We will prepare future filings accordingly.
Item 15. Exhibits and Financial Statement Schedules, page 66
5.	We note that you do not appear to have publicly filed all of the schedules to your credit agreement listed as Exhibit 10.25. Please file your complete credit agreement, including all of its schedules, with your next periodic report or, if you wish, a current report on Form 8-K.

We will file a complete copy of our credit agreement (with schedules) as an exhibit to our Form 10-Q for the quarter ended September 30, 2010.
Form 10-Q for the quarterly period ended March 31, 2010
MD&A — Liquidity, page 19
6.	We note that you will become subject to certain covenants and restrictions should the excess availability on your ABL fall below various thresholds. If you determine that it is reasonably possible that you will become subject to these covenants and restrictions, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date. Such a presentation may allow investors to more easily assess and understand your current status and ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

In future filings we will disclose the actual ratios or other actual amounts versus the minimum/maximum ratios or minimum/maximum amounts required as of each reporting date if we determine that it is reasonably possible that we will become subject to the most significant or restrictive covenants and restrictions.
The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings. Please contact Richard R. Isaak, our Controller and Principal Accounting Officer, at 314-863-1100 with any questions concerning this letter or if

Mr. John Cash
U.S. Securities and Exchange Commission
August 13, 2010

we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,
/s/ Steven G. Rolls
Steven G. Rolls
Chief Financial Officer